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                                                                    EXHIBIT 12.1

                                AGCO CORPORATION


        Statement RE: Computation of Ratio of Earnings to Fixed Charges
                        (in millions, except ratio data)




                                                                                                               Three Months Ended
                                                                 Years Ended December 31,                           March 31,
                                               ---------------------------------------------------------      --------------------
                                                 1999        2000       2001         2002         2003          2003        2004
                                               -------     -------    -------      -------      --------      --------    --------
FIXED CHARGES COMPUTATION:
Interest expense                               $  69.1     $  56.6    $  65.5      $  63.6      $   65.3      $   16.5    $   23.2
Interest component of rent expense (a)             4.8         5.8        5.7          7.4           7.7           1.9         2.5
Proportionate share of fixed charges of
  50% - owned affiliates                           2.5         1.4        1.5          1.2           0.6           0.3          --
Amortization of debt costs                         2.3         3.7        6.6          3.1           5.4           0.8         2.9
                                               -------     -------    -------      -------      --------      --------    --------

     Total fixed charges                       $  78.7     $  67.5    $  79.3      $  75.3      $   79.0      $   19.5    $   28.6
                                               =======     =======    =======      =======      ========      ========    ========

EARNINGS COMPUTATION:
Income (loss) before income taxes, equity
  in net earnings of affiliates and
  cumulative effect of a change in
  accounting principle plus dividends
  received from affiliates                     $ (19.2)    $  (4.2)   $  29.4      $  36.9      $  114.8      $   18.8    $   38.7
Fixed charges                                     78.7        67.5       79.3         75.3          79.0          19.5        28.6
                                               -------     -------    -------      -------      --------      --------    --------

     Total earnings                            $  59.5     $  63.3    $ 108.7      $ 112.2      $  193.8      $   38.3    $   67.3
                                               =======     =======    =======      =======      ========      ========    ========

     Ratio of earnings to fixed charges           (b)        (b)        1.4:1        1.5:1        2.5:1         2.0:1        2.4:1
                                               =======     =======    =======      =======      ========      ========    ========
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(a)      The interest factor was calculated to be one-third of rental expenses and is considered to be a representative interest factor.


(b) The dollar amount of the deficiency, based on a one-to-one coverage ratio, was $19.2 million and $4.2 million for the years ended December
         31, 1999 and 2000, respectively.